May 25, 2007

VIA EDGAR AND FEDEX

Ms. Pamela A. Long
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:
Polypore International, Inc. Registration Statement on Form S-1 (File No. 333-141273)

Dear Ms. Long:

        On behalf of Polypore International, Inc. (the "Company"), set forth below are the Company's responses to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") pertaining to the Company's Registration Statement on Form S-1 filed March 14, 2007, as amended by Amendment No. 1 to the Registration Statement on March 20, 2007 and Amendment No. 2 to the Registration Statement on May 1, 2007 (as amended, the "Registration Statement") in respect of the initial public offering of shares of its common stock, contained in your letter dated May 17, 2007 to Robert B. Toth, President and Chief Executive Officer of the Company. On behalf of the Company, we hereby submit to the Commission Amendment No. 3 to the Registration Statement (the "Amendment") that contains changes made in response to the comments of the Staff. To facilitate your review, we have set forth each of your comments below with the Company's corresponding response. We have marked the enclosed Amendment, and references to page numbers below pertain to the page numbers in the marked version of the Amendment submitted herewith. Defined terms used herein without definition have the meanings ascribed to them in the Amendment.

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General

1.
Comment: Please update your filing as required by Rule 3-12 of Regulation S-X to include interim financial statements as of and for the three months ended March 31, 2007.

  Response:    The Company has revised the Registration Statement to comply with the Staff's comment.

Impairment of intangibles and goodwill, page 35

2.
Comment: We have reviewed your revised disclosures in response to our prior comment 16. We note that you now disclose that a 1% increase in the discount rate would not realize an impairment charge to goodwill or indefinite-lived intangible assets. Disclose how much the fair value of the respective reporting units would decrease with a 1% increase in the discount rate. Additionally, as previously requested, please expand this disclosure to also include a sensitivity analysis showing the effect of a 1% change in each of other material assumptions.

  Response:    The Company has revised the Registration Statement on page 35 to comply with the Staff's comment.

Results of Operations, page 36
Selling, general and administrative expenses, page 40

3.
Comment: We have reviewed your response to our prior comment 18. We note your belief that only comparing selling, general and administrative expenses as a percent of sales is consistent with the guidance contained in Item 303 of Regulation S-K. However, we believe you should also discuss any significant components of selling, general and administration expenses to the extent that such underlying components have materially increased or decreased. Refer to Item 303(a)(3) of Regulation S-K.

  Response:    The Company has revised the Registration Statement on pages 40 and 42 to comply with the Staff's comment.

Income taxes, net, page 40

4.
Comment: We have reviewed your response to our prior comment 19. We note your belief that your current disclosure specifically describes the reasons for fluctuations in your effective income tax rate from year to year. However, we believe the additional information you have provided in the third and fourth paragraphs of your response would be useful information for readers. We also believe that quantification of the material components that impact your effective tax rates should be disclosed and discussed.

  Response:    The Company has revised the Registration Statement on page 40 to comply with the Staff's comment.

Intellectual property rights, page 67

5.
Comment: We note your response to comment 24 in our letter dated April 19, 2007. Since you consider your intellectual property important to your business, please disclose the expiration date of any material patents, trademarks or licenses you hold that are set to expire in the near term, and discuss the impact of their expiration on your business or segment, if material.

  Response:    The Company has revised the Registration Statement on page 67 to qualify that no individual patent is material to its business, and the expiration or invalidation of any individual patent would not have a material impact on its business.

Compensation Discussion and Analysis. page 75

6.
Comment: We note your response to comment 28 in our letter dated April 19, 2007. Your disclosure on page 72 states that you do not "use any formal benchmarking" with respect to determining base salaries. Please explain what this means, in view of the disclosure that the committee considers the level of salary paid to "similarly situated officers of private-equity-invested companies. Please also explain how the committee uses the compensation surveys from Watson Wyatt and Salary.com. If the committee used or compared compensation information of other companies, whether sourced from a survey or the committee's past experience in setting executive compensation in your industry, please identify these companies in the filing. See Item 402(b)(2)(xiv) of Regulation S-X.

  Response:    The Company has revised the Registration Statement on pages 75 and 76 to comply with the Staff's comment.

7.
Comment: Please explain how the threshold funding amount for determining the incentive bonus pool funding is set or how you decide to increase or decrease the size of the incentive bonus pool funding amounts. Also explain how the incentive bonus pool funding amount is calculated for actual Adjusted EBITDA.

  Response:    The Company has revised the Registration Statement on pages 76 and 77 to comply with the Staff's comment.

8.
Comment: We note in your response to comment 30 in our letter dated April 19, 2007 that you believe disclosure of 2007 target amounts would result in competitive harm. Please provide us your analysis that demonstrates that this disclosure could cause competitive harm based on your particular facts and circumstances.

  Response:    The Freedom of Information Act ("FOIA") requires that each governmental agency make information available to the public. Section 552(b)(4) of FOIA does not apply, however, to matters that are "trade secrets and commercial or financial information obtained from a person and privileged or confidential." In National Parks & Conservation Assoc. v. Morton, 498 F.2d 765 (D.C. Cir. 1974), the court held that financial or commercial information should be afforded confidential treatment if disclosure of the information is likely "to cause substantial harm to the competitive position of the person from whom the information was obtained." 498 F.2d at 770. In National Parks & Conservation Assoc. v. Kleppe, 547 F.2d 673, 679 (D.C. Cir. 1976), the court held that the person who desires to keep information confidential must show that they actually face competition and that substantial competitive injury would likely result from disclosure, but that "[n]o actual adverse effect on competition need be shown." 547 F.2d at 683. In the context of construing the scope of confidentiality offered by the FOIA exemption, the United States District Court for the Southern District of New York has stated that commercial information "should have a more direct relationship with a business venture," i.e., one where profit is the primary aim. American Airlines, Inc. v. National Mediation Bd., 453 F. Supp. 430, 435 (S.D.N.Y.), rev'd on other grounds, 588 F.2d 863 (2nd Cir. 1978).

  The Company believes that its 2007 Adjusted EBITDA target amounts are commercial and financial in nature and meet the standards described above. The Company sets its performance targets on an annual basis and, as disclosed in the Registration Statement, believes that the 2007 target is challenging yet achievable. However, the Company participates in a competitive industry. It enters into agreements with suppliers and customers and continually negotiates its position with respect to price, minimum purchasing requirements and other related terms. The Company would suffer competitive harm if its suppliers, customers and competitors gained access to its beliefs regarding its future performance. They would be able to ascertain the Company's financial and negotiating position, and, as a result, it would be unlikely for the Company to negotiate with future customers and suppliers on more favorable terms. The failure to achieve these targets could provide customers, suppliers and competitors with a misleading indication regarding the Company's ability to service its obligations under its agreements or its ability to further penetrate the marketplace. This would adversely affect the Company's competitive advantage, an attribute the Company has expended and will continue to expend substantial resources to maintain. The Company respectfully submits that in Burke Energy Corp. v. Dept. of Energy for U.S., 583 F. Supp. 507, 511 (D. Kan. 1984), the court stated that "[t]he kind of substantial competitive harm that is likely to result is that the disclosure. .. would enable competitors to gain otherwise confidential information about [its] financial situation."

  In addition, the credit agreement of Polypore, Inc., the Company's wholly owned subsidiary, requires Polypore, Inc. to meet a minimum interest coverage ratio, a maximum leverage ratio and a maximum capital expenditures limitation. Under the credit agreement, compliance with the minimum interest coverage ratio and maximum leverage ratio tests is determined based on a calculation of Adjusted EBITDA. The premature disclosure of the target 2007 amounts could also have an adverse impact on trading of Polypore, Inc.'s senior subordinated notes.

  Finally, this information would not customarily be released to the public. The Company believes that the disclosure in the Registration Statement and the analysis regarding the incentive bonus provides investors with a sufficient basis to understand the Company's compensation policies. It does not believe that disclosure of the actual amount is necessary for investors to understand the Company's compensation policy. The Company has been as selective as possible in its request regarding confidential treatment. It has provided targeted EBITDA amounts in connection with its 2006 Stock Option Plan and has disclosed the historic 2006 targeted Adjusted EBITDA amount.

  Requiring the Company to provide the 2007 Adjusted EBITDA target is tantamount to providing annual performance guidance. Such information is speculative to investors and could affect the trading price of the Company's equity securities. The Company had not provided this information in its previous filings, and respectfully requests not to provide such a forward-looking statement in its Registration Statement.

Financial Statements
Recent accounting pronouncements, page F-12

9.
Comment: We have reviewed your response to our prior comment 42. We note that in connection with your 2002 acquisition of Membrana GmbH you recorded a restructuring reserve in accordance with EITF 95-3 related to the estimated amounts to be paid to employees during the passive phase, plus the bonus feature of the plan. We also note that the Task Force reached a consensus that when the ultimate amount of the cost expended is less than the amount recorded as a liability assumed in a purchase business combination as a result of applying the consensus reached in EITF 95-3, the excess should reduce the cost of the acquired entity. As such, tell us what consideration you gave to reducing goodwill rather than recognizing the income you recognized as a result of following the guidance set forth in EITF 05-5.

  Response:    In determining the appropriate accounting for the adoption of EITF 05-5, the Company considered the accounting guidance included in SFAS 154, Accounting Changes and Error Corrections and EITF 95-3, Recognition of Liabilities in Connection with a Purchase Business Combination. The key points considered are as follows:

  •
  In EITF 95-3, the Task Force concluded that when the ultimate amount of cost expended is less than the amount recorded as a liability assumed in a purchase business combination under 95-3, then the excess amount should reduce the cost of the acquired company.

  •
  EITF 05-5 requires that the adjustment of the consensus should be reported as a change in accounting estimate effected by a change in accounting principle as described in paragraph 19 of SFAS 154.

  •
  FAS 154, paragraph 19 states that "A change in accounting estimate shall be accounted for in (a) the period of change if the change affects that period only or (b) the period of change and future periods if the change affects both."

  The Company has considered the relevant guidance discussed above and concluded the adoption of EITF 05-5 should be recorded through the income statement in accordance with SFAS 154. EITF 95-3 states that reductions in the amount of cost expended should be used to reduce the cost of the acquired company. An event has not occurred subsequent to the acquisition that changes the costs to be expended as a result of adopting EITF 05-5, only the method of accounting for those costs has changed. The purchase price as recorded at the date of acquisition was in accordance with accounting standards in effect at that time and the Company does not believe that it is appropriate to adjust the purchase price subsequent to the acquisition date (in this case, almost four years subsequent to the acquisition) for a change in accounting principle. As a result, the Company believes that the guidance provided in FAS 154 is appropriate. FAS 154 does not specifically discuss which line items on the income statement a change in accounting treatment should be recorded in. The Company believes that the impact of adoption should be recorded below operating income since the original accrual was not recorded through operating income.

Business restructuring, page F-28

10.
Comment: We have reviewed your response to our prior comment 43. Please revise your footnote to include why none of your goodwill or intangible assets were considered to be impaired at the time of your 2006 restructuring plan.

  Response:    The Company has revised the Registration Statement on page F-28 to comply with the Staff's comment.

Segment information, page F-34

11.
Comment: We note your response to prior comment 46 and have reviewed the CODM reports that you provided to us. We note that most of the information you have provided presents only your consolidated operations. Please confirm to us that these reports are the complete reports that the CODM receives to make decisions about resources to be allocated to segments and assess their performance or provide to us copies of the complete reports that the CODM receives.

  Response:    The Company will provide the complete report to the SEC supplementally.

12.
Comment: We note your conclusion that the nature of the lead-acid and lithium battery product applications are similar in nature. However, on page 54 you identify different end markets for these products and in the MD&A section you disclose that your increase in sales volume of 30% for lithium batteries was driven by strong demand for consumer electronic products and expanding applications for lithium ion batteries. Please address these apparent differences. Please also expand to present and discuss sales trends (quantify year over year percentage increases) and operating gross margin information for the last five years. Notwithstanding our request for this additional financial information, it appears to us that the reasons you have given in Exhibit 5 for the economic differences currently depicted highlight that these businesses are not economically similar and that separate presentation of this discrete financial information is warranted.

  Response:    The Company will supplementally provide the Staff with a more detailed analysis supporting its conclusion that the lead-acid and lithium battery product applications are similar in nature and will supplementally provide the requested financial information regarding sales trends and operating gross margin information.

13.
Comment: We note your product information at the end of Annex B of Tab 5 in the supplemental materials you provided on May 1, 2007. Please present the revenues for each product or similar group of products as required by paragraph 37 of SFAS 131.

  Response:    As noted in paragraph 36 of SFAS 131, "an enterprise's segments may report revenues from a broad range of essentially different products and services...." Paragraph 36 also states that "information required by paragraphs 37-39 need to be provided only if it is not provided as part of the reportable operating segment information required by this Statement." Paragraph 37 indicates that "an enterprise shall report the revenues from external customers for each product and service or each group of similar products and services unless it is impractible to do so." Based on this guidance, the Company has revised its segment disclosures in its financial statements on page F-51 of the Registration Statement to present the revenues for each product or similar group of products required by paragraph 37 of SFAS 131.

Form 10-Q for the Quarterly Period ended March 31, 2007

14.
Comment: Please tell us how you have accounted for the call option and the put option associated with your purchase of Daramic NSG Tianjin PE Separator Co., LTD including the accounting literature that you have relied on.

  Response:    Effective January 1, 2007, the Company purchased a 60% share in Daramic NSG Tianjin PE Separator Co., LTD ("DNPET") for approximately $5.2 million (represents less than 1/2 of 1% of the Company's total assets). In connection with the acquisition, the Company can exercise a call option and the seller can exercise a put option that would result in the Company's purchase of the remaining 40% of DNPET for $3.6 million at various dates as described in footnote 12 of the Company's first quarter 2007 10Q. The Company has reviewed related accounting literature and concluded that the fair value of the call option and put option issued in connection with the acquisition of DNPET is zero. The Company has revised its disclosures to describe the accounting treatment for the call and put option.

  The Company concluded that the call option and the put option have no value based on the fact that the exercise price for the call and put option was defined in the purchase agreement and represents the agreed upon fair value of the remaining 40% share of DNPET at the date of acquisition. The Company believes an option to transact at fair value has a fair value of zero.

  In reaching this conclusion, the Company primarily considered the guidance contained in SFAS 133, Accounting for Derivative Instruments and Hedging Activities and SFAS 141, Business Combinations. The Company does not believe that SFAS 133 is applicable because the put and the call option do not meet the definition of a derivative, based on the following:

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    The fair value of put and call option does not fluctuate based on the changes in the underlying variables. The underlying asset is represented by the 40% ownership shares retained by the seller. Since the Company is the controlling shareholder and manages the day-to-day operations of DNPET (and has rights to all dividends for the first two years), the fair value of the seller's remaining 40% shares does not fluctuate from the date of acquisition;

    •
    The put and call options do not allow for net settlement;

    •
    There is no ready market for the option features; and

    •
    The underlying asset, which is the 40% ownership share retained by the seller, is not readily convertible to cash as DNPET is not a publicly-held entity and its shares are not actively traded.

  SFAS 141 requires establishing a value for favorable and unfavorable contracts and since both the put and the call are at fair value, there is no favorable or unfavorable component to value in purchase accounting.

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        In addition to the changes discussed above, the Company has also amended the Registration Statement to update information and to correct typographical errors. Please do not hesitate to contact Cristopher Greer at (212) 728-8214 or the undersigned at (212) 728-8781 with any further questions or comments.

Very truly yours,

/s/ Nicole Napolitano

Nicole Napolitano

        Enclosure

cc:
Mr. Robert B. Toth
Mr. Uzair Dossani
Cristopher Greer, Esq.
Gary L. Sellers, Esq.